December 30, 2019

Scott Koenig, M.D., Ph.D.
President and Chief Executive Officer
Macrogenics, Inc.
9704 Medical Center Drive
Rockville, MD 20850

       Re: Macrogenics, Inc.
           Registration Statement on Form S-3
           Filed December 23, 2019
           File No. 333-235691

Dear Dr. Koenig:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jeffrey Gabor at 202-551-2544 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Eric W. Blanchard, Esq.